Results of Special Meeting of Stockholders (unaudited)

On December 8, 2014, a Special Meeting of Stockholders of Cornerstone Total Return Fund, Inc. was held and the following matter was voted upon based on 17,797,792 shares of common stock outstanding on October 27, 2014:

(1)	To approve a one-for-four reverse stock split and related amendment to the Certificate of Incorporation.

For	Withhold	Broker Non-Votes
10,839,197	3,565,840	283,087